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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NABRIVA THERAPEUTICS AG
(Name of Subject Company)

NABRIVA THERAPEUTICS AG
(Name of Person Filing Statement)

Common Shares of nominal value €1.00 per share
American Depositary Shares (ADSs), each ADS representing one-tenth of a Common Share
(Title of Class of Securities)

N/A (Common Shares)
(CUSIP Number of Class of Securities)

62957M 104 (ADSs)
(CUSIP Number of Class of Securities)

Colin Broom
Chief Executive Officer
Nabriva Therapeutics AG
Leberstrasse 20
110 Vienna, Austria
+43 (0)1 740 930
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew P. Gilbert, Esq.
Scott A. Cowan, Esq.
Sanjay M. Shirodkar, Esq.
DLA Piper LLP (US)
51 John F. Kennedy Parkway
Suite 120
Short Hills, New Jersey
07078-2704
(973) 520-2559

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the offer made by Nabriva Therapeutics plc, a public limited company formed under the laws of Ireland ("Nabriva Ireland") to acquire all of the common shares, nominal value of €1.00 per share ("Nabriva AG Common Shares") of Nabriva Therapeutics AG, a company incorporated under the laws of Austria ("Nabriva AG") and all of the American Depositary Shares ("Nabriva AG ADSs") of Nabriva AG (the "Exchange Offer").

        The terms and conditions of the Exchange Offer are set forth in an offer to exchange/prospectus of Nabriva Ireland, dated May 23, 2017 (including the documents incorporated by reference therein, the "Offer to Exchange/Prospectus"). The Offer to Exchange/Prospectus has been filed by Nabriva Ireland with the U.S. Securities and Exchange Commission (the "SEC") as a part of a Registration Statement on Form S-4 (Reg. No. 333-217315), which became effective on May 22, 2017 (the "Registration Statement"). Unless otherwise defined herein, capitalized terms used in this Statement shall have the meaning given to them in the Offer to Exchange/Prospectus.

        On April 11, 2017, the Supervisory Board of Nabriva AG (the "Supervisory Board") met, together with the Management Board of Nabriva AG (the "Management Board"), to review the terms of the Exchange Offer and to discuss its formal recommendations to Nabriva AG shareholders in accordance with applicable law. The Supervisory Board and Management Board unanimously resolved that the Exchange Offer was in the best interest of the current and future subsidiaries of Nabriva Ireland, and holders of Nabriva AG Common Shares and Nabriva AG ADSs and that, accordingly, the Management Board and the Supervisory Board recommend that holders of Nabriva AG Common Shares and Nabriva AG ADSs tender into the Exchange Offer based on the draft documentation.

        The Offer to Exchange/Prospectus is incorporated herein by reference in its entirety.

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Statement") relates is Nabriva Therapeutics AG. Nabriva AG's principal executive offices are located at Leberstrassa 20, 110 Vienna, Austria. Nabriva AG's telephone number at this address is +43 (0)1 740 930.

Securities

        The title of the class of equity securities to which this Statement relates is the Nabriva AG Common Shares, including the Nabriva AG Common Shares underlying Nabriva AG ADSs. As of May 17, 2017, there were 2,271,709 Nabriva AG Common Shares outstanding, of which 2,260,443 were represented by 22,604,430 Nabriva AG ADSs.

Item 2.    Identity and Background of Filing Person

        The person filing this Statement is Nabriva AG, which is the subject company. Nabriva AG's name, business address and business telephone number are set forth in response to Item 1 above.

        The information contained under "The Exchange Offer" of the Offer to Exchange/Prospectus is herein incorporated by reference.

        The principal executive offices of Nabriva Ireland are located at 56 Fitzwilliam Square, Dublin 2, Ireland, and the telephone number at that location is +353 1 905-3581.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement, including the Offer to Exchange/Prospectus, which is incorporated herein by reference, to the knowledge of Nabriva AG, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (a) Nabriva AG or the affiliates it controls and (b)(i) their respective executive officers, directors or affiliates or (ii) Nabriva Ireland and their respective executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation

        The information contained in the Offer to Exchange/Prospectus under "The Transaction—Background to the Redomiciliation", "The Transaction—Reasons for the Nabriva AG Supervisory Board's and Management Board's Recommendation of the Exchange Offer" and "Interests of Certain Persons in the Exchange Offer" is incorporated herein by reference.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        The information contained in the Offer to Exchange/Prospectus under "Additional Information In Relation To The Exchange Offer—Fees and Expenses" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to Nabriva AG Common Shares have been effected by Nabriva AG or, to Nabriva AG's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as described below.

        On May 15, 2017, Mr. George Harrison Talbot, a Director of Nabriva AG, sold on the NASDAQ an aggregate of 500 Nabriva AG ADSs (representing 50 Nabriva AG Common Shares) at a price of $10.15 per Nabriva AG ADS (or $101.50 per Nabriva AG Common Share).

        On May 16, Mr. Talbot sold on the NASDAQ an aggregate of 1,500 Nabriva AG ADSs (representing 150 Nabriva AG Common Shares) at a weighted average price of $10.2756 per Nabriva AG ADS (or $102.756 per Nabriva AG Common Share).

Item 7.    Purposes of the Transaction and Plans or Proposals

        The information contained in the Offer to Exchange/Prospectus under "The Transaction—Background to the Redomiciliation", "The Transaction—Reasons for the Nabriva AG Supervisory Board's and Management Board's Recommendation of the Exchange Offer" and "Interests of Certain Persons in the Exchange Offer" is incorporated herein by reference.

Item 8.    Additional Information

        None.

Item 9.    Exhibits

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange/Prospectus, dated May 23, 2017 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Exchange Offer Document, dated May 23, 2017 (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Nabriva Ireland on May 22, 2017).

Exhibit No.	Description
(a)(1)(iii)	Form of Exchange Offer Tender Form (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iv)	Form of Letter to Nabriva AG ADS Holders (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(v)	Form of Letter to Nabriva AG Common Shareholders (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(vi)	Form of Transfer Deed (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(viii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(ix)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(x)
Press release announcing the proposed relocation of Nabriva AG and its subsidiaries from Austria to Ireland, to be effected through an exchange of Nabriva AG ADSs and Nabriva AG Common Shares for ordinary shares of Nabriva Ireland (incorporated by reference to the filing made by Nabriva Ireland on April 18, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xi)
Press release announcing commencement of a voluntary exchange offer made by Nabriva Therapeutics plc (incorporated by reference to the filing made by Nabriva AG on May 23, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(2)	None.
(a)(3)	None.
(a)(4)(i)	Offer to Exchange/Prospectus, dated May 23, 2017 (incorporated by reference to the Registration Statement).
(e)	None.
(g)	None.

 SIGNATURES

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NABRIVA THERAPEUTICS AG
By:	/s/ COLIN BROOM
	Name:	Colin Broom
	Title:	Chief Executive Officer
	Date:	May 23, 2017

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  ITEM 1. SUBJECT COMPANY INFORMATION
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURES